SECURIT [barcode] ION

11020660

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52619

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC 189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assent LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Boulevard, 7th Floor
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Donohue (201) 499-5926
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, James P. Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assent LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO, Assent LLC

Title

Notary Public

SWORN TO AND SUBSCRIBED
BEFORE ME THIS DATE

FEB 25 2011

MARISEL RODRIGUEZ
Notary Public of New Jersey
Commission Expires 4/10/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assent LLC
Statement of Financial Condition
December 31, 2010

Assent LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To Board of Managers of Assent LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Assent LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement of is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Assent LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 66,740,288
Cash and securities segregated under federal regulations	54,859,286
Deposits with clearing organizations	6,628,797
Receivable from brokers, dealers and clearing organizations	162,193,309
Receivable from customers	3,356,669
Securities owned, at fair value ($ 0 of which is pledged)	332,313
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $6,435,270	3,257,744
Receivable from affiliates	7,830,546
Other assets	5,051,567
Total assets	$ 310,250,519
Liabilities and Members' Equity	
Payable to brokers, dealers and clearing organizations	$ 145,932,324
Securities sold, but not yet purchased, at fair value	7,553
Payable to customers	61,126,070
Payable to Parent and affiliates	10,823,586
Accounts payable, accrued expenses and other liabilities	10,265,931
Total liabilities	228,155,464
Commitments and contingencies (Note 9)	
Members' equity	82,095,055
Total liabilities and members' equity	$ 310,250,519

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Assent LLC ("the Company") is a Delaware limited liability company, whose Class A member is an indirect wholly owned subsidiary of SunGard Data Systems Inc. ("Sungard" or the "Parent"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in securities execution, clearance, and corresponding clearing services for other firms. The Company utilizes electronic communication networks (ENCs) to facilitate execution of proprietary and customer trades.

In July 2010, the Company exited from the proprietary trader business (see Note 13).

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash in bank accounts of $9,477,148 and $57,263,140 in a money market fund all of which are held with one money center bank. The Company considers investments in money market funds and other highly liquid investments with original maturities of less than 90 days to be cash equivalents.

Securities owned and securities sold, but not yet purchased, are recorded at estimated fair value using closing exchange quoted prices (see Note 5). Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Purchased software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease. As of December 31, 2010, remaining fixed assets consist primarily of computer equipment.

The Company is not subject to federal or state income taxes. The members of the Company are individually liable for the taxes on their share of the Company's income. The Company is subject to local unincorporated business taxes in the jurisdictions in which it operates.

3. Cash and Securities Segregated Under Federal Regulations

At December 31, 2010, the Company had U.S. Treasury securities with a market value of $2,499,800 and cash of $13,720,657, segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company also has cash of $38,638,829 in a special bank account for the Proprietary Accounts of Introducing Brokers (PAIB) at December 31, 2010.

4. Receivable From and Payable to Brokers, Dealers And Clearing Organizations

At December 31, 2010, the Company had receivables from and payables to brokers, dealers and clearing organizations consisting of the following:

Receivable	
Securities failed to deliver	$ 2,249,033
Securities borrowed	154,102,500
Clearing organizations	5,841,776
	$ 162,193,309
Payable	
Securities failed to receive	$ 1,323,679
Securities loaned	136,569,700
Clearing organizations and other	8,038,945
	$ 145,932,324

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged as necessary. The Company has received collateral of $156,978,223 under securities borrowed agreements, of which the Company has re-pledged $139,819,939 under securities loaned agreements.

5. Securities Owned and Securities Sold, but Not Yet Purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading securities at fair values, as follows:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 332,313	$ 7,553
Exchange listed equity options	-	-
	$ 332,313	$ 7,553

Fair Value Measurements

The accounting standards for fair value measurement provide the definition of fair value, prescribed methods of measuring fair value, establish a fair value hierarchy based on inputs used to measure fair value, and the disclosure about the use of fair value measures.

The fair value hierarchy, as defined by the accounting standards for fair value measurement, is as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities

Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 - inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Money market fund	$ 57,263,140	$ -	$ -	$ 57,263,140
Cash and Securities Segregated under federal regulation				
U.S. Treasury Bills	2,499,800	-	-	2,499,800
Securities owned				
Corporate stocks	332,313	-	-	332,313
Exchange listed equity options	-	-	-	-
	$ 57,595,453	$ -	$ -	$ 57,595,453
Liabilities				
Securities sold, but not yet purchased				
Corporate stocks	$ 7,553	$ -	$ -	$ 7,553
Exchange listed equity options	-			-
	$ 7,553	$ -	$ -	$ 7,553

6. Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts due on cash and margin securities transactions. Securities owned by customers that collateralize the receivables are not reflected in the accompanying statement of financial condition.

7. Employee Benefit Plans

Equity Incentive Plans

Under the Parent's time-based and performance-based equity incentive plans, awards or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a five-year vesting schedule. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten year term.

Accounting standards for stock-based compensation require companies to expense the fair value of employee stock options and similar awards over the employee requisite service period. Under the fair value recognition provisions of the accounting standards for stock-based compensation, stock-based compensation expense is measured at the grant date based upon the value of the award. For time-based options, compensation expense is recorded on a straight line basis over the

requisite service period of five years. For the performance-based options, compensation expense is recorded at the time that the achievement of financial performance goals become probable, and then is recorded over the requisite performance and service periods.

Retirement Plan
SunGard offers a 401(k) plan to eligible employees of the Company

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2010, the Company had net capital of $64,380,147, which exceeded its minimum requirement of $250,000 by $64,130,147.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2010, the Company computed the reserve requirement for customers and was required to segregate $10,782,180 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2010, the amount held on deposit in the special reserve bank account was $16,220,457.

The Company also computed the reserve requirement for PAIB. At December 31, 2010, the Company's calculation required $35,943,705 to be segregated in the special reserve account for the exclusive benefit of our introducing broker-dealers. The amount on deposit in the reserve bank account at December 31, 2010 was $38,638,829.

9. Commitments and Contingencies

The Company leases office space and, equipment under lease agreements and has other operating commitments expiring on various dates through 2015. Certain leases contain provision for rent escalation. At December 31, 2010, the future unrecorded minimum commitments are as follows:

	Total
2011	$ 1,801,642
2012	1,114,809
2013	402,292
2014	-
2015	-
Thereafter	-
	$ 3,318,743

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management believes, based on information currently available, that the results of such proceedings will not have a material adverse effect on the Company's operations, financial condition or cash flows.

The Company has obtained uncollateralized letters of credit in the amount of $768,000 in order to satisfy the requirements of a lease for one of the Company's existing facilities (See Note 14).

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers, or other counterparties, are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

The Company's customer securities transactions are transacted on either cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal margin guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requests the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement date basis, generally three days after trade-date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers or other counterparties are unable to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

11. Related Party Transactions

The Company settles all intercompany expenses and income allocations with Sungard and its subsidiaries throughout the year. At December 31, 2010, the amount payable to Parent and affiliates represent such amount due from the Company for unsettled items and receivable from affiliates the amount due to the Company.

The Company provides clearance services to affiliated broker dealers.

The Company pays management fees to Sungard and administrative fees to an affiliate for administrative and other expenses. The Company also reimburses Sungard for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company pays various affiliates for service bureau services for securities transaction processing, data storage and communications. In addition, the Company also paid affiliates facilities fees.

12. Members' Equity

During 2010 the Company had four classes of members' interest as follows:

The Class A member receives an allocation of profits and losses after a special allocation is made to Class C members. Class B members receive a special allocation based upon the trading activity generated for the Company through their Coordinated Trading Group, as defined, associated with such Class B members. The Class B special allocation is the difference between the commissions generated and the special allocation collected from Class C members' trading profits, less the processing charges associated with such Coordinated Trading Group. Any amounts that are expected to be paid have been included in accounts payable, accrued expenses and other liabilities. Class C members traded the Company's proprietary accounts. Allocation of profits and losses are based upon the Class C members' trading results net of the Class A allocation. Losses are allocated to the extent of the members' equity and profits. This Class was eliminated as the result the reorganization in July 2010 (see Note 13) and all amounts due to Class C members have been paid as of December 31, 2010. Class D members have a equity interest as part of a Joint Back Office Agreement with the Company as part of its correspondent clearing agreement. The Class D interest does not have any voting rights nor receives any allocation of profits or losses.

13. Reorganization

In July, 2010 the Company exited from its professional trading business. In August 2010, the Company's Class A member granted a third party a perpetual license to use its Anvil trading software, subject to certain terms and conditions. The Company made the software available to its proprietary traders until July 13, 2010, after which all Class C members were disassociated and their respective proprietary trading accounts closed. In addition, on August 23, 2010, all remaining non-introduced accounts of retail customers using the Anvil software who had not instructed Assent to close or transfer their accounts were transferred to a broker-dealer affiliate of the third party that had been granted the license to use the Anvil software. Upon FINRA approval, the transferred accounts were introduced to the Company on a fully-disclosed basis for custody, clearance, and settlement. A Transition Service Agreement (TSA) with the third party licenser of the Anvil trading software is due to expire on February 28, 2011.

In the exit of the professional trading business, the Company incurred shut down costs. Accrued costs related to facilities, equipment and employee termination arrangements are $3,211,417. All accrued amounts will be paid by December 31, 2015.

14. Subsequent Events

On February 1, 2011, the landlord of a former proprietary trader facility drew down the Letter of Credit of $768,000 claiming the Company to be in default of the lease agreement. The Company does not believe there is a default nor does it believe there is any additional liability to record.

The Company has performed an evaluation of events that have occurred since December 31, 2010 and through February 28, 2011 and determined that there are no events that have occurred that would require recognition of additional disclosure in these financial statements.